                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                               AMENDMENT NO. 1 TO

                                 SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                        AMATI COMMUNICATIONS CORPORATION
                           (Name of Subject Company)

                               -----------------

                          DSL ACQUISITION CORPORATION
                         TEXAS INSTRUMENTS INCORPORATED

                                    (Bidders)

                               -----------------

                     COMMON STOCK, PAR VALUE $.20 PER SHARE
                         (Title of Class of Securities)

                               -----------------

                                  023115 10 8
                     (CUSIP number of Class of Securities)

                              --------------------


                                CHARLES D. TOBIN
                         TEXAS INSTRUMENTS INCORPORATED
                               7839 CHURCHILL WAY
                              DALLAS, TEXAS  75265

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Bidders)

                               -----------------

                                    COPY TO:

                              R. SCOTT COHEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                         100 CRESCENT COURT, SUITE 1300
                           DALLAS, TEXAS  75201-6950
                                 (214) 746-7738

                               -----------------

                               Page 1 of 4 Pages
                       Exhibit Index is Located on Page 4
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       This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relating to the tender offer by DSL Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Texas Instruments Incorporated, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.20 per share (the "Shares"), of Amati Communications Corporation, a Delaware corporation, at $20.00 per share net to the Seller in cash, without interest.

ITEM 10.  ADDITIONAL INFORMATION.

       Clause (iii) of the first paragraph of Section 14 of the Offer to Purchase, "Conditions to the Offer," which Section 14 is incorporated by reference in Item 10 of the Schedule 14D-1, is hereby deleted, and the following is inserted in lieu thereof:

              "at any time on or after November 19, 1997, and prior to the expiration of the Offer, any of the following events shall occur:"


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

       The reference to Exhibit 99(c)(6) is deleted in its entirety, and the following is inserted in lieu thereof:

              "99(c)(6)     Retention Agreement, dated as of November 19, 1997,
                            by and between Parent and James D. Hood."





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





                                   SIGNATURES

       After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 1997

                                           DSL ACQUISITION CORPORATION




                                           By:   /s/ MARVIN S. SELF
                                                 -------------------------------
                                                 Name:  Marvin S. Self
                                                 Title:  Vice President


                                           TEXAS INSTRUMENTS INCORPORATED




                                           By:   /s/ RICHARD K. TEMPLETON
                                                 -------------------------------
                                                 Name:  Richard K. Templeton
                                                 Title: Executive Vice President





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
                                 EXHIBIT INDEX


EXHIBIT
99(a)(1)      Offer to Purchase, dated November 25, 1997.*
99(a)(2)      Letter of Transmittal.*
99(a)(3)      Notice of Guaranteed Delivery.*
99(a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees.*
99(a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.*
99(a)(6)      Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.*
99(a)(7)      Form of Summary Advertisement, dated November 25, 1997.*
99(a)(8)      Text of Press Release, dated November 19, 1997.*
99(c)(1)      Agreement and Plan of Merger, dated as of November 19, 1997, by and among the Company, Parent and the Purchaser.*
99(c)(2)      Loan and Security Agreement, dated November 19, 1997, by and between Parent and the Company.*
99(c)(3)      Confidentiality Agreement, dated as of July 22, 1997, by and between Parent and the Company.*
99(c)(4)      Retention Agreement, dated as of November 19, 1997, by and between Parent and James E. Steenbergen.*
99(c)(5)      Retention Agreement, dated as of November 19, 1997, by and between Parent and Ronald Carlini.*
99(c)(6)      Retention Agreement, dated as of November 19, 1997, by and between Parent and James D. Hood.*
99(d)         None.
99(e)         Not applicable.
99(f)         None.


*  Previously Filed.





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